Summary of Hebrew-language Loan Documents, dated March 27, 2008

Each of Kanir Joint Investments (2005) Limited Partnership (“Kanir LP”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”) entered into a separate loan agreement with Israel Discount Bank Ltd. (the “Bank”) in order to finance the purchase of Ordinary Shares of Nur Macroprinters Ltd. (“Ordinary Shares”) and warrants to purchase Ordinary Shares (together, the “Loan Agreements”). According to the Loan Agreements, the Bank will loan each of Kanir LP and Nechama Investments approximately $17.5 million (the “Loans”). The Loans bear interest at the rate of three-month LIBOR plus 1.85% per year, payable quarterly. The principal amount of each Loan is required to be repaid in one installment at the end of a five-year period (the “Loan Period”). According to the terms of the Loan Agreements, $3.1 million of the principal amount of each Loan will be deposited in a bank deposit designated only for the payment of the interest payable during the first approximately 3.5 years of the Loan Period.

The Loan Agreements include several financial covenants and restrictive covenants. The financial covenants require that each borrower maintain a ratio of the Loan balance to the book value of the Pledged Securities held by such borrower of at least 1.0, that the Issuer’s shareholders’ equity be at least the greater of $50 million or 25% of the Issuer’s total assets (according to the Issuer’s financial statements) and that the Issuer maintain a ratio of assets to liabilities (as such terms are defined in the Loan Agreements) of at least 1.7. The restrictive covenants require, among other things, that the Ordinary Shares pledged by each borrower as collateral for its Loan constitute not less than 25.05% of the outstanding share capital of the Issuer and that the Issuer invest only in entities that maintain a positive cash flow from existing operations. The Loan Agreements also include customary provisions events of default, such as payment defaults, bankruptcy defaults and cross defaults, as well as certain mergers and changes of control of the borrower. A bankruptcy or change of control of the largest guarantor would also constitute an event of default of the borrower.

Pursuant to a Deed of Pledge executed by Kanir LP, as collateral for the Loan provided to Kanir LP, the Bank received a first-priority pledge over 19,020,872 Ordinary Shares and warrants to purchase 2,027,426 Ordinary Shares held by Kanir LP (and over any rights, dividends or distributions derived therefrom). Pursuant to Guaranty Agreements executed by partners in Kanir LP, the Bank also received personal guarantees in an aggregate amount of $7.5 million, pro rata to the respective interests of such partners in Kanir LP.

Pursuant to a Deed of Pledge executed by Nechama Investments, as collateral for the Loan provided to Nechama Investments, the Bank received a first-priority pledge over19,021,547 Ordinary Shares held by Nechama Investments (and over any rights, dividends or distributions derived therefrom). Pursuant to a Guaranty Agreement executed by Mr. Shlomo Nechama, the Bank also received a personal guarantee in the amount of $7.5 million.

The collateral provided by each of Kanir LP and Nechama Investments secure the performance of its own obligations to the Banks under its Loan Agreement. However, in the event of a default of any of Kanir LP or Nechama Investments (the “Defaulting Borrower”), the Bank will be entitled to foreclose on the securities pledged by both borrowers (the “Pledged Securities”). However, in the event of a default by only one borrower, the second borrower will have the option to purchase the Defaulting Borrower’s Pledged Securities, for no consideration to the Defaulting Borrower, provided that the second borrower either (i) repays of all the outstanding principal and accrued interest under the Defaulting Borrower’s Loan Agreement or (ii) repays the obligations due to the Bank pursuant to the Defaulting Borrower’s Loan Agreement as of the date of default and assumes the Defaulting Borrower’s rights and obligations pursuant to such Loan Agreement, including the provision of satisfactory personal guarantees.